**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**February 2, 2022**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Gilead Sciences, Inc.**

**File No. 333-219772 - CF#36265**

_____

Gilead Sciences, Inc. (formerly Forty Seven, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 1, 2018.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.13 | through December 21, 2026 |
| Exhibit 10.14 | through December 21, 2026 |
| Exhibit 10.15 | through December 21, 2026 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office